File No. 005-07933
   As filed with the Securities and Exchange Commission on December 27, 1999
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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                            -----------------------
                                 SCHEDULE 14D-1


                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934

                               (Amendment No. 3)
                     AIR EXPRESS INTERNATIONAL CORPORATION
                           (Name of Subject Company)

                                DEUTSCHE POST AG
                           DP ACQUISITION CORPORATION
                          a wholly-owned subsidiary of
                                DEUTSCHE POST AG
                                   (Bidders)

                            -----------------------

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                            -----------------------

                                   009104100
                                 (Cusip Number)

                               Dr. Klaus Engelen
                                Deutsche Post AG
                          Heinrich-von-Stephan-Str. 1
                              53175 Bonn, Germany
                         Telephone: 011-49-228-182-3600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                   Copies to:
                               Christopher Mayer
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000







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


     This Amendment No. 3 ("Amendment No. 3") amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed on November 19, 1999 by Deutsche Post AG, a German corporation ("Parent"), and DP Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Parent, as amended by Amendment No. 1 to the
Schedule 14D-1 filed with the Commission on November 23, 1999, and Amendment No. 2 to the Schedule 14D-1 filed with the Commission on December 17, 1999, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Air Express International Corporation, a Delaware corporation (the "Company"), at a price of $33.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 19, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal.

     All capitalized terms used in this Amendment No. 3 without definition have the meanings attributed to them in the Schedule 14D-1.

     The items of the Schedule 14D-1 set forth below are hereby amended and supplemented as follows:

     Item 10. Additional Information

     Item 10(b)-(c) is hereby amended and supplemented by addition to the end thereof the following:

     The waiting period under the HSR Act applicable to the purchase of the Shares pursuant to the Offer expired at 11:59 p.m. on December 24, 1999. A copy of the joint press release, dated December 27, 1999, issued by Parent and the Company announcing the expiration of the waiting period is attached hereto as Exhibit (a)(10) and is incorporated by reference.

     Item 11. Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented to add the following exhibit:

     (a)(10) Text of Joint Press Release issued by Parent and the Company on December 27, 1999.





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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 1999


                                    DP ACQUISITION CORPORATION



                                    By: /s/ Dr. Klaus Engelen
                                       --------------------------------------
                                         Name:  Dr. Klaus Engelen
                                         Title: General Counsel, Executive Vice
                                                President and Secretary



                                    DEUTSCHE POST AG



                                    By: /s/ Dr. Bernd Boecken
                                       --------------------------------------
                                         Name:  Dr. Bernd Boecken
                                         Title: Director of Finance


                                    By: /s/ Dr. Klaus Engelen
                                       --------------------------------------
                                         Name:  Dr. Klaus Engelen
                                         Title: General Counsel

                                 EXHIBIT INDEX

Exhibit No.
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  (a)(10)    Text of Joint Press Release issued by Parent and the Company on December 27, 1999.